Beau Yanoshik

+1.202.373.6133

beau.yanoshik@morganlewis.com

August 26, 2021

VIA EDGAR

Filing Room

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SSGA Active Trust: Post-Effective Amendment No. 177 to the Registration Statement Filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-173276 and 811-22542)

Ladies and Gentlemen:

On behalf of our client, SSGA Active Trust (the “Trust”), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 177 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (“PEA No. 177”). The purpose of PEA No. 177 is to reflect (i) revised conflicts of interest disclosure in the Statement of Additional Information for the Trust’s SPDR® Blackstone Senior Loan ETF, and (ii) a revised investment objective and principal investment strategy, and related changes, for the Trust’s SPDR® SSGA Ultra Short Term Bond ETF.

Please contact me at (202) 373-6133 with your questions or comments.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

DB3/ 203987777.1